News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING REPORTS OUTCOME OF 2006 ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

CALGARY, May 2, 2006 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) announced that unitholders approved all of the motions described in the management information circular dated March 31, 2006 at today’s Annual and Special Meeting, including the proposed reorganization of the Trust, certain changes to the Trust’s declaration of trust, and amendments to the phantom unit plan for trustees and directors.

Completion of the reorganization transaction is subject to receipt of certain judicial, regulatory and third-party approvals, including an advance tax ruling, and the determination of the Trustees’ discretion to proceed with the reorganization.

A complete recap of the voting results is available at www.sedar.com and on the Trust’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of May 2, 2006 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-5215

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca